Exhibit 99.2



                   SELECTED COMBINING PRO FORMA FINANCIAL DATA

      The following unaudited pro forma financial information of FSP 50 South Tenth Street Corp. ("Company" or the "Registrant") gives effect to the acquisition of a property ("50 South Tenth Street") on November 8, 2006 by the Company.

      The unaudited pro forma financial information has been prepared based upon certain pro forma adjustments to the historical financial statements of Company and 50 South Tenth Street. The Company's balance sheet as of December 31, 2006 reflects the acquisition of 50 South Tenth Street; therefore a pro forma balance sheet is not presented. The pro forma statements of operations for the year ended December 31, 2006 are presented as if the acquisitions occurred at the beginning of the period presented.

      Certain balances in 50 South Tenth Street financial statements have been reclassified to conform to the Company's presentation.

      The unaudited pro forma financial information has been derived from the financial statements of the Company and 50 South Tenth Street and should be read in conjunction with those financial statements and the accompanying notes. For the Company and 50 South Tenth Street (Exhibit 99.1), please refer to the Company's Form 10 Amendment 1 filing for December 31, 2006.

      The unaudited pro forma combining financial statement data are not necessarily indicative of what the actual financial position or results of operations of the combined companies would have been as of the date or for the period indicated, nor do they purport to represent the financial position or results of operations of the combined companies as of or for any future period.


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

                         FSP 50 South Tenth Street Corp.
                    Combining Pro Forma Statements of Income
                               For the Year Ended
                                December 31, 2006
                                   (Unaudited)

                                                                       50 South
                                                                     Tenth Street
                                                       Historical     Acquisition
(in thousands, except per share amounts)                 Company          (b)          Pro Forma
-------------------------------------------------------------------------------------------------
Revenue:
     Rental income                                      $ 2,007         $ 12,477       $ 14,484
-------------------------------------------------------------------------------------------------
Total revenue                                             2,007           12,477         14,484
-------------------------------------------------------------------------------------------------
Expenses:
     Rental operating expenses                              561            3,502          4,063
     Real estate taxes and insurance                        318            1,788          2,106
     Depreciation and amortization                          629            2,980          3,609
     Interest                                             5,085            7,351         12,436
-------------------------------------------------------------------------------------------------
Total expenses                                            6,593           15,621         22,214
-------------------------------------------------------------------------------------------------

Loss before interest income                              (4,586)          (3,144)        (7,730)
   Interest Income                                          132               --            132
-------------------------------------------------------------------------------------------------
Net loss                                                 (4,454)          (3,144)        (7,598)

Distribution paid to common stockholder                     (25)              --            (25)
-------------------------------------------------------------------------------------------------
Net loss attributable to preferred stockholder          $(4,479)        $ (3,144)      $ (7,623)
=================================================================================================

Weighted average shares outstanding,
     basic and diluted                                   452.89                          452.89
-------------------------------------------------------------------------------------------------

Net loss per preferred share, basic and diluted         $(9,890)                       $(16,832)
=================================================================================================


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

                         FSP 50 South Tenth Street Corp.
                NOTES TO COMBINING PRO FORMA FINANCIAL STATEMENTS
                                   (Unaudited)

BASIS OF PRESENTATION

      The following unaudited combining pro forma financial statement presentation has been prepared based upon certain pro forma adjustments to the historical financial statements of the Company. The pro forma statements of income are presented as if the acquisition had occurred as of the beginning of the periods presented.

      The acquisition of 50 South Tenth Street on November 8, 2006 has been treated as a purchase of assets. 50 South Tenth Street's assets and liabilities have been recorded on the Company's books at their fair value as of the November 8, 2006 as determined in accordance with generally accepted accounting principles in the United States (or "GAAP").

PRO FORMA ADJUSTMENTS

      Certain assumptions regarding the operations of the Company have been made in connection with the preparation of the combining financial pro forma information. These assumptions are as follows:

      (a) The Company has elected to be, and will qualify as, a real estate investment trust for federal income tax purposes. The Company has met the various required tests; therefore, no provision for federal or state income taxes has been reflected on real estate operations.

      (b) The following table combines the historical operations of the 50 South Tenth Street for the period starting January 1, 2006 through the acquisition date.

                                                             50 South          Adjustments
(in thousands)                                             Tenth Street       resulting from        Pro Forma
                                                             Historical         Acquisition         Adjustment
                                                             ----------         -----------         ----------

Revenue:
Rental (1a)                                                   $12,737           $   (260)            $ 12,477
---------------------------------------------------------------------------------------------------------------
Total revenue                                                  12,737               (260)              12,477
---------------------------------------------------------------------------------------------------------------

Expenses:
Rental operating expenses                                       3,502                 --                3,502
Real estate taxes and insurance                                 1,788                 --                1,788
Depreciation and amortization (1a)                                 --              2,980                2,980
Interest (2)                                                       --              7,351                7,351
---------------------------------------------------------------------------------------------------------------
Total expenses                                                  5,290             10,331               15,621
---------------------------------------------------------------------------------------------------------------

Income (loss) before interest income                            7,447            (10,591)              (3,144)
   Interest Income                                                 --                 --                   --
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                               7,447            (10,591)              (3,144)

---------------------------------------------------------------------------------------------------------------
Distribution paid to common stockholder                            --                 --                   --
---------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to preferred stockholder       $ 7,447           $(10,591)            $ (3,144)
===============================================================================================================

The following table presents the allocation of the purchase price to each asset or liability with the expected useful life and the pro forma adjustments for the depreciation and amortization:

                                                                  Depreciation/
                                                                   Amortization       Pro Forma
                                     Allocated          Life         Monthly         Adjustment
(in thousands)                     Purchase Price     (years)         Amount           Amount
                                   --------------     -------         ------           ------

Land                                 $  21,974           N/A           $  --         $    --
Building                                97,321            39             208           2,080(1b)
Acquired favorable leases                3,198             6              44             440(1a)
Acquired unfavorable leases             (1,482)            7             (18)           (180)(1a)
Acquired real estate leases              6,447             6              90             900(1b)
                                     ---------                         -----         -------
Total                                $ 127,458                         $ 324         $ 3,240
                                     =========                         =====         =======

(1a) The pro forma rental adjustment includes amounts related to the amortization of above and/or below market leases, which are being amortized over the remaining non-cancelable term of the respective leases in accordance with SFAS 141.

(1b) The pro forma for depreciation and amortization is due to depreciation of the acquired building and improvements using a straight-line method over and estimated life of 39 years. In addition, the value of the in place leases (exclusive of the value of above and/or below market leases), are being amortized over the remaining non-cancelable term of the respective leases in accordance with SFAS 141.

(2) The pro forma interest expense adjustment includes amounts related to the $127 million acquisition mortgage loan payable to Franklin Street Properties Corp. (FSP) to reflect as if the loan was outstanding from January 1, 2006 through the acquisition date at the weighted average interest rate of 6.70% that FSP had charged the Company. An increase in the interest rate of 0.125% (1/8th of 1 percent) would increase the pro forma interest expense by approximately $137,000.


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